Exhibit 99.1

Fiverr Announces First Quarter 2021 Results

●	Massive start to 2021: We kicked off the year with one of the highest Q1 revenue figures reported in our history, with revenue growth accelerating to 100% y/y

●
Outperformance across the business: Our key performance metrics outperformed y/y driven by ongoing trends and execution with active buyers increasing 56% y/y to 3.8 million and continued expansion in both spend per buyer (SPB) and take rate

●	New data vertical: We launched our ninth vertical to expand our catalog into data related services and deepen our penetration in this fast growing industry

●	Fiverr Business: Buyers purchase more frequently and more expensive Gigs on Fiverr Business compared to the marketplace, and on average spend three times more on the Fiverr platform

●	Subscriptions and Milestones expansion: Subscriptions is now available in 25 categories, tripling from 8 in Q4’20, and Milestones are now open to all Fiverr community members

●	Significantly increasing FY’21 guidance: Fiverr expects business momentum to continue and is upgrading guidance for 2021 from 46-50% to 59-63% revenue growth

NEW YORK, May 6, 2021 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the first quarter of 2021. Complete operating results and management commentary can be found in the Company’s shareholder letter which is posted to its investor relations website at investors.fiverr.com.

“We continue to capitalize and execute on the ongoing digital transformation as we delivered one of the strongest quarters in Fiverr’s history with outstanding results across the board, supported by continued execution on our strategy.” Said Micha Kaufman, Founder and CEO of Fiverr. “Fiverr’s business momentum remains strong and resilient as we continue to scale at accelerating levels while leading companies through this new world of work.”

Ofer Katz, Fiverr’s President and CFO, added, “We are thrilled with the Q1 results we delivered, we kicked the year off with 100% y/y revenue growth and continued focus, discipline and execution in the business. As a result of our continued momentum and the visibility built into our business model, we are providing strong guidance for the second quarter of 2021 and significantly upgrading our full-year 2021 guidance upwards.”

First Quarter 2021 Financial Highlights

●	Revenue in the first quarter of 2021 was $68.3 million, an increase of 100% year over year.

●	Active buyers as of March 31, 2021 grew to 3.8 million, compared to 2.5 million as of March 31, 2020, an increase of 56% year over year.

●	Spend per buyer as of March 31, 2021 reached $216, compared to $177 as of March 31, 2020, an increase of 22% year over year.

●	Take rate for the quarter ended March 31, 2021 was 27.2%, up from 27.1% for the quarter ended March 31, 2020, an increase of 10 basis points year over year.

●
GAAP gross margin in the first quarter of 2021 was 83.1%, an increase of 310 basis points from 80.0% in the first quarter of 2020. Non-GAAP gross margin in the first quarter of 2021 was 84.1%, an increase of 250 basis points from 81.6% in the first quarter of 2020.

●
GAAP net loss in the first quarter of 2021 was ($17.8) million, or ($0.49) basic and diluted net loss per share, compared to ($6.2) million, or ($0.19) basic and diluted net loss per share, in the first quarter of 2020. Non-GAAP net loss in the first quarter of 2021 was ($0.3) million, or ($0.01) basic and diluted net loss per share, compared to ($2.6) million, or ($0.08) basic and diluted net loss per share, in the first quarter of 2020.

●
Adjusted EBITDA[1] in the first quarter of 2021 improved to ($0.7) million, compared to ($2.9) million in the first quarter of 2020. Adjusted EBITDA margin was (1.0)% in the first quarter of 2021, an improvement of 740 basis points from (8.4%) in the first quarter of 2020.

Financial Outlook

We are introducing strong Q2’21 guidance and upgrading our full-year 2021 guidance, as business momentum continues in 2021. Given the uncertainty of the ongoing impact and unprecedented conditions surrounding the COVID-19 pandemic on economies globally, we will provide investors with updated business trends as they evolve.

	Q2 2021	FY 2021
Revenue	$73.0-$75.0 million	$302.0-$308.0 million
Year over year growth	55-59%	59-63%
Adjusted EBITDA	$5.0-$7.0 million	$19.5-$24.5

1 Adjusted EBITDA is a non-GAAP financial measure. See “Key Performance Metrics and Non-GAAP Financial Measure” for additional information regarding this and other non-GAAP metrics used in this release.

Conference Call and Webcast Details

Fiverr will host a conference call to discuss its financial results on Thursday, May 6, 2021, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. Investors and analysts can participate in the conference call by dialing (866) 360-3590, or (412) 317-5278 for callers outside the United States, and mention the passcode, “Fiverr.” A telephonic replay of the conference call will be available until Thursday, May 13, 2021, beginning one hour after the end of the conference call. To listen to the replay please dial (877) 344-7529, or (412) 317-0088 for callers outside the United States, and enter replay code 10153698.

About Fiverr

Fiverr’s mission is to change how the world works together. Since 2010, the Fiverr platform has been at the forefront of the future of work connecting businesses of all sizes with skilled freelancers offering digital services in more than 500 categories, across 9 verticals including graphic design, digital marketing, programming, video and animation. In the twelve months ended March 31, 2021, over 3.8 million customers bought a wide range of services from freelancers across more than 160 countries. We invite you to become part of the future of work by visiting us at fiverr.com, read our blog and follow us on Facebook, Twitter and Instagram.

Investor Relations:
Maya Tracey
investors@fiverr.com

Press:
Siobhan Aalders
press@fiverr.com

CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,	December 31,
	2021	2020
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$183,355	$268,030
Marketable securities	160,540	129,372
User funds	120,327	97,984
Bank deposits	90,000	90,000
Restricted deposit	346	346
Other receivables	6,549	5,418
Total current assets	561,117	591,150

Marketable securities	280,382	228,048
Property and equipment, net	6,176	6,265
Operating lease right of use asset	14,875	15,611
Intangible assets, net	10,520	5,884
Goodwill	15,844	11,240
Restricted deposit	2,589	2,589
Other non-current assets	1,044	415
Total assets	$892,547	$861,202

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$4,728	$3,622
User accounts	112,320	92,027
Deferred revenue	8,254	5,957
Other account payables and accrued expenses	50,206	40,396
Operating lease liabilities, net	3,255	3,307
Current maturities of long-term loan	530	560
Total current liabilities	179,293	145,869

Long-term liabilities:
Convertible notes	356,950	352,034
Operating lease liabilities	12,648	13,861
Long-term loan and other non-current liabilities	2,370	4,035
Total long-term liabilities	371,968	369,930
Total liabilities	$551,261	$515,799

Shareholders' equity:
Share capital and additional paid-in capital	532,466	517,444
Accumulated deficit	(190,417)	(172,573)
Accumulated other comprehensive income (loss)	(763)	532
Total shareholders' equity	341,286	345,403
Total liabilities and shareholders' equity	$892,547	$861,202

 CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2021	2020
	(Unaudited)
Revenue	$68,320	$34,150
Cost of revenue	11,546	6,820
Gross profit	56,774	27,330

Operating expenses:
Research and development	16,873	9,974
Sales and marketing	42,639	18,221
General and administrative	11,087	5,590
Total operating expenses	70,599	33,785
Operating loss	(13,825)	(6,455)
Financial income (expenses), net	(3,974)	331
Loss before income taxes	(17,799)	(6,124)
Income taxes	(45)	(31)
Net loss attributable to ordinary shareholders	$(17,844)	$(6,155)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.49)	$(0.19)
Basic and diluted weighted average ordinary shares	36,057,885	32,076,421

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2021	2020
	(Unaudited)
Operating Activities
Net loss	$(17,844)	$(6,155)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,318	965
Amortization of discount of marketable securities	1,823	(271)
Amortization of discount and issuance costs of convertible notes	4,904	-
Shared-based compensation	10,483	2,762
Net income (loss) from exchange rate fluctuations	(91)	194
Changes in assets and liabilities:
User funds	(22,343)	(7,928)
Operating lease ROU assets and liabilities, net	(529)	-
Other receivables	(708)	448
Trade payables	1,090	(584)
Deferred revenue	2,274	1,010
User accounts	20,293	7,138
Other account payables and accrued expenses	4,106	2,725
Non-current liabilities	(241)	(2)
Net cash provided by operating activities	4,535	302

Investing Activities
Investment in marketable securities	(125,998)	(36,786)
Proceeds from sale of marketable securities	39,930	37,088
Acquisition of business, net of cash acquired	(8,878)	-
Purchase of property and equipment	(311)	(131)
Capitalization of internal-use software	(142)	(285)
Other receivables and non-current assets	-	52
Net cash used in investing activities	(95,399)	(62)

Financing Activities
Payment of deferred issuance costs related to follow on offering	(376)	-
Payment of convertible notes deferred issuance costs	(34)	-
Proceeds from exercise of share options	4,788	1,948
Tax withholding in connection with employees' options exercises and vested RSUs	2,322	2,272
Repayment of long-term loan	(134)	(120)
Net cash provided by financing activities	6,566	4,100

Effect of exchange rate fluctuations on cash and cash equivalents	(377)	(301)
Increase (decrease) in cash and cash equivalents	(84,675)	4,039
Cash and cash equivalents at the beginning of period	268,030	24,171
Cash and cash equivalents at the end of period	$183,355	$28,210

KEY PERFORMANCE METRICS

	Three Months Ended
	March 31,
	2021	2020

Annual active buyers (in thousands)	3,812	2,450
Annual spend per buyer ($)	$216	$177

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Three Months Ended
	March 31,
	2021	2020
	(Unaudited)
GAAP gross profit	$56,774	$27,330
Add:
Share-based compensation	279	70
Depreciation and amortization	437	474
Non-GAAP gross profit	$57,490	$27,874
Non-GAAP gross margin	84.1%	81.6%

RECONCILIATION OF GAAP TO NON-GAAP NET LOSS AND NET LOSS PER SHARE
(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2021	2020
	(Unaudited)
GAAP net loss attributable to ordinary shareholders	$(17,844)	$(6,155)
Add:
Depreciation and amortization	$1,318	$965
Share-based compensation	10,483	2,762
Contingent consideration revaluation, acquisition related costs and other	1,320	(129)
Convertible notes amortization of discount and issuance costs	4,904	-
Exchange rate income (loss), net	(455)	-
Non-GAAP net loss	$(274)	$(2,557)
Weighted average number of ordinary shares - basic and diluted	36,057,885	32,076,421
Non-GAAP basic and diluted net loss per share attributable to ordinary shareholders	$(0.01)	$(0.08)

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA
(In thousands, except adjusted EBITDA margin data)

	Three Months Ended
	March 31,
	2021	2020
	(Unaudited)
GAAP net loss	$(17,844)	$(6,155)
Add:
Financial expense (income), net	$3,974	$(331)
Income taxes	45	31
Depreciation and amortization	1,318	965
Share-based compensation	10,483	2,762
Contingent consideration revaluation, acquisition related costs and other	1,320	(129)
Adjusted EBITDA	$(704)	$(2,857)
Adjusted EBITDA margin	(1.0)%	(8.4)%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Three Months Ended
	March 31,
	2021	2020
	(Unaudited)
GAAP research and development	$16,873	$9,974
Less:
Share-based compensation	4,102	1,042
Depreciation and amortization	187	116
Non-GAAP research and development	$12,584	$8,816

GAAP sales and marketing	$42,639	$18,221
Less:
Share-based compensation	2,588	527
Depreciation and amortization	639	330
Contingent consideration revaluation, acquisition related costs and other	297	121
Non-GAAP sales and marketing	$39,115	$17,243

GAAP general and administrative	$11,087	$5,590
Less:
Share-based compensation	3,514	1,123
Depreciation and amortization	55	45
Contingent consideration revaluation, acquisition related costs and other	1,023	(250)
Non-GAAP general and administrative	$6,495	$4,672

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. We define active buyers on any given date as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of non-GAAP financial measures guidance for the second quarter of 2021, and the fiscal year ending December 31, 2021 to the comparable GAAP measures, because certain items that are excluded from non-GAAP financial measures cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, income or loss on revaluation of contingent consideration, convertible notes amortization of discount and issuance costs and exchange rate income or loss as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the second quarter of 2021 and the fiscal year ending December 31, 2021, our expected future Adjusted EBITDA profitability, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to successfully implement our business plan during a global economic downturn caused by the COVID-19 pandemic that may impact the demand for our services or have a material adverse impact on our and our business partners’ financial condition and results of operations;our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our dependence on the interoperability of our platform with mobile operating systems that we do not control; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to protect our intellectual property rights and to successfully halt the operations of copycat websites or misappropriation of data; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; our dependence on our senior management and our ability to attract new talent; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 18, 2021, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.